SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005 (March 30, 2005)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

NEWS RELEASE

Ansell Limited

A.B.N. 89 004 085 330

Level 3, 678 Victoria Street

Richmond, Victoria 3121, Australia

GPO Box 772H Melbourne

Victoria 3001, Australia

Telephone (+613) 9270 7270

Facsimile (+613) 9270 7300

www.ansell.com

30 March, 2005

ANSELL LIMITED LODGES UNITED STATES FORM 20-F ON MARCH 29, 2005

On January 20th, 2005, Ansell Limited notified the market that it was unable to lodge with the U.S. Securities and Exchange Commission (SEC), its Annual Report on Form 20-F for the year ended 30th June, 2004. This was due to South Pacific Tyres (SPT), a Partnership owned approximately 50% by Ansell Ltd. and 50% by the Goodyear Tire and Rubber Company, being unable to complete its U.S. GAAP reconciliation in respect of the 2004 year and SPT’s need to consider certain possible restatements of US GAAP differences in respect of prior years.

The review of these prior year transactions has been completed by SPT and examined by their auditors KPMG, and has resulted in the quantification of all US GAAP differences. SPT has also completed its U.S. GAAP reconciliation for the 2004 year.

After incorporating the necessary SPT information into its own financial statements, Ansell lodged its Annual Report on Form 20-F for the year ended June 30th, 2004 with the SEC on March 29, 2005. Although the SPT information required some movement of items between reporting periods, we are pleased to report that there were no material changes to Ansell’s previously reported US GAAP results.

There have been no changes whatsoever to Ansell’s previously filed Australian GAAP accounts.

Lodgement of its 2004 Annual Report on Form 20-F will also result in Ansell again being in compliance with NASDAQ Marketplace Rules.

For further information:

Media	Investors & Analysts

Australia	USA	Australia

Peter Brookes	Rustom Jilla	David Graham
Cannings	Chief Financial Officer	General Manager – Finance & Treasury
Tel: (61) 0407 911 389	Tel: (1732) 345 5359	Tel: (613) 9270 7215 or (61) 0401 140 749
Email: pbrookes@cannings.net.au	Email: rjilla@ansell.com	Email: dgraham@ap.ansell.com

Ansell Limited is a global leader in healthcare barrier protective products. With operations in the Americas, Europe and Asia, Ansell employs more than 11,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: March 30, 2005